No Act

PE 01/13/2012



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


12025368

January 31, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-31-12

Luke Alverson
Flowserve Corporation
lalverson@flowserve.com

Re: Flowserve Corporation
Incoming letter dated January 13, 2012

Dear Mr. Alverson:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Flowserve by John Chevedden. We also have received a letter from the proponent dated January 26, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Flowserve Corporation
Incoming letter dated January 13, 2012

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to enable one or more holders of not less than one-tenth of the company's voting power (or the lowest percentage of outstanding common stock permitted by state law) to call a special meeting.

There appears to be some basis for your view that Flowserve may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Flowserve to amend Flowserve's organizational documents to permit shareholders who have continuously held in the aggregate a net long position of at least 25% of Flowserve's outstanding common stock for at least one year to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by Flowserve directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Flowserve omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 26, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Flowserve Corporation (FLS)
Hijacked Rule 14a-8 Special Shareholder Meeting Proposal
John Chevedden

Ladies and Gentlemen:

This responds to the January 13, 2012 company request to avoid this established rule 14a-8 proposal.

The company announced its high 25% net long threshold and this high threshold could make it necessary to attempt to contact all shareholders in order to obtain 25% of shares to call a special meeting. This could thus make calling a special meeting too expensive a right to exercise. In other words it would be a moot right based on the burdensome expense triggered by the high company threshold.

The danger of high thresholds is illustrated by the following quote, which addresses the cost of attempting to contact all shareholders. It is from "Tracking Written Consent," *Corporate Board Member*, Fourth Quarter 2011, by Ken Stier (emphasis added):

"'It looks to me from the way they have drafted this [Home Depot's 2011 written consent with record date and soliciting all shareholders provisions] that they want this to be something that is not economical to use and [can serve as] a screening mechanism that will screen out everybody who is not super motivated, super serious, and very well heeled,' says Beth Young, who is a senior research associate with GovernanceMetrics International. Based on past campaigns, **she says it is completely impractical to solicit all shareholders. 'I have worked on campaigns of this kind where we [were] trying very hard to hold costs down and it [was] still close to $100,000, and that's doing a lot of the work yourself,'** recalls Young, a former shareholder initiatives coordinator in the AFL-CIO's Office of Investment."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,



John Chevedden

cc: Luke Alverson <LAlverson@flowserve.com>



VIA E-MAIL

January 13, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Flowserve Corporation – Shareholder Proposal Submitted by John Chevedden
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Flowserve Corporation, a New York corporation (the "Company"), received on December 2, 2011, a shareholder proposal dated as of the same date, and a revised version of this shareholder proposal also dated as of the same date (as so revised, the "Proposal"), from Mr. John Chevedden (the "Proponent") for inclusion in the Company's proxy materials (the "2012 Proxy Materials") for its 2012 annual meeting of shareholders (the "2012 Annual Meeting"). The Company intends to omit the Proposal from the 2012 Proxy Materials for the reasons discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials in reliance upon Rule 14a-8(i)(9) promulgated under the Securities Exchange Act of 1934, as amended.

The Company intends to hold the 2012 Annual Meeting on or about May 17, 2012, and expects to file the definitive 2012 Proxy Materials with the Commission on or about April 5, 2012. In accordance with the requirements of Rule 14a-8(j), this letter has been filed not later than 80 calendar days before the Company intends to file the definitive 2012 Proxy Materials with the Commission.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we submit this letter and its attachments to the Commission via electronic mail at shareholderproposals@sec.gov. A copy of this letter is also being sent simultaneously to the Proponent as notice of the Company's intent to omit the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the

Flowserve Corporation
World Headquarters

5215 N. O'Connor Blvd.
Suite 2300
Irving, TX 75039 USA

Telephone 972 443 6500
Facsimile 972 443 6800
www.flowserve.com

Commission or to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

A copy of the full text of the Proposal and supporting statement, as well as related correspondence, is attached to this letter as Exhibit A. For the convenience of the Staff, the operative text of the proposal is set forth below:

> "Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.
>
> This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law)."

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with a proposal to be submitted by the Company at the 2012 Annual Meeting.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at the 2012 Annual Meeting.

A. Background

Currently, neither the Company's Restated Certificate of Incorporation nor its By-Laws permits shareholders to call a special meeting. The Company intends to include in its 2012 Proxy Materials a proposal requesting that the Company's shareholders approve amendments to the Company's organizational documents providing that shareholders who have continuously held in the aggregate a net long position of at least 25% of the Company's outstanding common stock for at least one year may call a special meeting of shareholders (the "Company Proposal").

B. Analysis

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting". The Commission has clarified that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus". Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

Under Rule 14a-8(i)(9), the Staff has consistently stated that when a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded. *See, e.g., Yum! Brands, Inc.* (Feb. 15, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of the company's outstanding common stock to call such meetings); *Danaher Corporation* (Jan. 21, 2011) (same); *Mattel, Inc.* (Jan. 13, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow shareholders who have held at least a 15% net long position in the company's outstanding shares for at least one year to call such meetings); *Gilead Sciences* (Jan. 4, 2011) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 20% of the company's outstanding common stock to call such meetings); *Marathon Oil Corporation* (Dec. 23, 2010) (same); *Liz Claiborne, Inc.* (Feb. 25, 2010) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 35% of the company's outstanding common stock to call such meetings); and *Medco Health Solutions, Inc.* (Jan. 4, 2010) (concurring with the exclusion of a shareholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 40% of the company's outstanding common stock to call such meetings).

The Staff previously has permitted exclusion of shareholder proposals in circumstances almost identical to the present case under Rule 14a-8(i)(9). For example, in the situation addressed in *Waste Management, Inc.* (Feb. 16, 2011), the Staff concurred in excluding a proposal requesting governing document amendments to provide that the holders of 10% of the company's outstanding common stock be able to call a special meeting because it conflicted with the company's proposal to permit shareholders who have held in the aggregate a net long position of at least 25% of the company's outstanding common stock for at least one year to call a special meeting. The Staff noted that the proposals presented "alternative and conflicting decisions for the company's shareholders" and that failure to exclude the shareholder proposal would create the potential for "inconsistent and ambiguous results, particularly if both proposals were approved".

In the present case, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special meeting. In addition, the Proposal conflicts with the Company Proposal because it does not contain the additional requirement that the requisite share ownership consist of a net long position held continuously for at least one year. As a result, inclusion of both proposals in the 2012 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Because of this direct conflict, the Proposal is properly excludable from the 2012 Proxy Materials under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from the 2012 Proxy Materials.

Please do not hesitate to contact me at 972-443-6610 or by return e-mail at lalverson@flowserve.com if you require additional information or wish to discuss this submission further.

Sincerely,



Luke Alverson
Senior Counsel, Securities and Corporate Governance

cc: John Chevedden
Ronald F. Shuff, Flowserve Corporation
Carey A. O'Connor, Flowserve Corporation

Attachments: Exhibit A – Shareholder proposal, supporting statement and related correspondence

EXHIBIT A

Shareholder proposal, supporting statement and related correspondence

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. James O. Rollans
Chairman of the Board
Flowserve Corporation (FLS)
5215 N OConnor Blvd Ste 2300
Irving TX 75039
Phone: 972 443-6500
Fax: 972 443-6800

Dear Mr. Rollans,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,


John Chevedden


Date

cc: Ronald F. Shuff <rshuff@flowserve.com>
Corporate Secretary
Fax: 972-443-6843
A. Parken <AParken@flowserve.com>

[FLS: Rule 14a-8 Proposal, December 2, 2011]

3* – Special Shareowner Meetings

Resolved, Shareholders request that our company adopt a bylaw provision, of not more than 200-words, that enables one or more shareholders, holding not less than one-tenth of the voting power of the Corporation, to call a special meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said Michael Johnston was flagged for his tenure on the Visteon board leading up to its bankruptcy. Mr. Johnston still chaired our Nomination Committee and received our highest negative votes.

Four directors had more than 13 years long-tenure (independence concern). These four directors still held half the seats on our audit and nomination committees. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Our board was the only significant directorship for 6 of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

RAM TRUST SERVICES

December 2, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

Ram Trust Services is a Maine chartered non-depository trust company. Through us, Mr. John Chevedden has continuously held no less than 110 shares of Watson Pharmaceuticals, Inc. (WPI common stock-- CUSIP:9426831103) since November 30, 2009; and 40 shares of Flowserve Corporation (FLS common stock – CUSIP:34354P105) since at November 16, 2009. We in turn hold those shares through The Northern Trust Company in an account under the name Ram Trust Services.

Sincerely,



Cynthia O'Rourke
Sr. Portfolio Manager

45 EXCHANGE STREET PORTLAND MAINE 04101 TELEPHONE 207 775 2354 FACSIMILE 207 775 4289

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Mr. James O. Rollans
Chairman of the Board
Flowserve Corporation (FLS)
5215 N OConnor Blvd Ste 2300
Irving TX 75039
Phone: 972 443-6500
Fax: 972 443-6800

REVISED DECEMBER 2, 2011

Dear Mr. Rollans,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden



Date

cc: Ronald F. Shuff <rshuff@flowserve.com>
Corporate Secretary
Fax: 972-443-6843
A. Parken <AParken@flowserve.com>

[FLS: Rule 14a-8 Proposal, December 2, 2011, revised December 2, 2011]

3* – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document that enables one or more shareholders, holding not less than one-tenth* of the voting power of the Corporation, to call a special meeting. *Or the lowest percentage of our outstanding common stock permitted by state law.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting. And adopting this proposal topic has been accomplished by other companies by using a bylaw provision of less then 200-words.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, said Michael Johnston was flagged for his tenure on the Visteon board leading up to its bankruptcy. Mr. Johnston still chaired our Nomination Committee and received our highest negative votes.

Four directors had more than 13 years long-tenure (independence concern). These four directors still held half the seats on our audit and nomination committees. Long-tenured directors can form relationships that compromise their independence and therefore hinder their ability to provide effective oversight.

Our board was the only significant directorship for 6 of our directors. This could indicate a significant lack of current transferable director experience for the majority of our directors.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: **Special Shareowner Meetings – Yes on 3.***

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal. This revision is the only proposal intended for publication in the 2012 proxy.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Alverson, Luke

From: Shuff, Ron
Sent: Friday, December 02, 2011 12:52 PM
To: "Steve Burns"; "Chris Gallea"; "Dan Burch"; Alverson, Luke; O'Connor,Carey
Subject: Fw: Rule 14a-8 Proposal (FLS)
Attachments: CCE00009.pdf

Fyi

Regards, Ron

Ronald F. Shuff
Sr. VP - General Counsel
Flowserve Corporation
Office: 972-443-6543
Cell: 469-585-8376
Fax: 972-443-6843
E-mail: rshuff@flowserve.com

----- Original Message -----
From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: 12/02/2011 10:44 AM PST
To: Ron Shuff
Cc: Allison Parken
Subject: Rule 14a-8 Proposal (FLS)

Mr. Shuff,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Alverson, Luke

From: Shuff, Ron
Sent: Monday, December 05, 2011 9:18 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Alverson, Luke
Subject: Re: Rule 14a-8 Proposal (FLS)

Mr. Chevedden:

This will acknowledge receipt of your e-mail set forth below.

We will review it and be in touch.

In the meantime, please feel free to contact Luke Alverson, our Senior Securities Counsel who is copied above, should you have any questions.

Thank you for your anticipated cooperation.

Ronald F. Shuff
Sr. VP & General Counsel
Flowserve Corporation
Office phone: 972-443-6543
Cell: 469-585-8376
Fax: 972-443-6843
E-mail: rshuff@flowserve.com

From: *** FISMA & OMB Memorandum M-07-16 ***
To: "Ronald F. Shuff" <rshuff@flowserve.com>
Cc: "A. Parken" <AParken@flowserve.com>
Date: 12/02/2011 09:28 PM
Subject: Rule 14a-8 Proposal (FLS)

Mr. Shuff,
Please see the attached Rule 14a-8 Proposal revision.
Sincerely,
John Chevedden

[attachment "CCE00019.pdf" deleted by Ron Shuff/North America/Flowserve]

Alverson, Luke

From: Alverson, Luke
Sent: Tuesday, December 06, 2011 1:39 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Shuff, Ron
Subject: Rule 14a-8 Proposal (FLS)

Dear Mr. Chevedden:

We have previously acknowledged receipt of a shareholder proposal from you dated December 2, 2011, requesting Flowserve's board take steps to amend its governing documents to enable shareholders holding not less than one-tenth of the voting power of the company to call a special meeting (the "proposal").

We are delivering this written notice pursuant to Rule 14a-8(f)(1) to formally notify you that the proposal is deficient in that it does not include a written statement from the record holder of your securities. As such, the proposal does not adequately prove your ownership of Flowserve securities and, therefore, your eligibility to submit the proposal pursuant Rule 14a-8(b)(2)(i).

Pursuant to Rule 14a-8(f)(1), we are also hereby formally notifying you that, to enable further consideration of the proposal, a response in compliance with Rule 14a-8 must be postmarked or transmitted electronically to Flowserve no later than 14 days from the date this notification is received.

Please feel free to contact me if you have any questions or need anything further.

Best,

Luke Alverson
Senior Counsel, Securities and Corporate Governance
Flowserve Corporation
5215 N. O'Connor Blvd., Ste. 2300
Irving, Texas 75039
Direct: 972.443.6610
Fax: 972.443.6910
Cell: 214.435.6784
lalverson@flowserve.com

Alverson, Luke

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 12, 2011 11:32 AM
To: Alverson, Luke
Cc: Shuff, Ron
Subject: Rule 14a-8 Proposal (FLS) ntn
Attachments: CCE00004.pdf

Mr. Alverson, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden


Northern Trust

Post-it® Fax Note 7671

Date 12-12-11	# of pages ▶
To Luke Alverson	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 972-443-6910	Fax #

December 12, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Flowserve Corporation (Shareholder Resolution) CUSIP # 34354P105
Account: *** FISMA & OMB Memorandum M-07-16 *** Ram Trust Services

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Ram Trust Services. As of December 2, 2011, Ram Trust Services held 40 shares of Flowserve Corporation. Company CUSIP # 34354P105.

The above account has continuously held at least 40 shares of FLS common stock since at least November 16, 2009.

Sincerely,

[signature]

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Ram Trust Services

Alverson, Luke

From: Alverson, Luke
Sent: Tuesday, December 13, 2011 5:21 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Shuff, Ron
Subject: RE: Rule 14a-8 Proposal (FLS) ntn

Mr. Chevedden,
Thank you for the reply and additional information. We have now been able to verify your ownership and consider the deficiency to be cured. No further questions at this point. We will be in touch at a later date to discuss next steps.

If you have any questions in the interim, please feel free to let me know.

Best,

Luke Alverson
Senior Counsel, Securities and Corporate Governance
Flowserve Corporation
5215 N. O'Connor Blvd., Ste. 2300
Irving, Texas 75039
Direct: 972.443.6610
Fax: 972.443.6910
Cell: 214.435.6784
lalverson@flowserve.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 12, 2011 11:32 AM
To: Alverson, Luke
Cc: Shuff, Ron
Subject: Rule 14a-8 Proposal (FLS) ntn

Mr. Alverson, Attached is the letter requested. Please let me know whether there is any question.
Sincerely,
John Chevedden